Exhibit 4.3

OXBRIDGE RE HOLDINGS LIMITED

January 28, 2014

To:	Oxbridge Warrant Holders

Re:	Warrant Exchange Right

Dear Warrant Holder:

As you know, you are a party to a Warrant Agreement with Oxbridge Re Holdings Limited (the “Company”) evidencing warrants that the Company issued to you in the private placement described in the Company’s Confidential Offering Memorandum, dated April 26, 2013 (the “Warrant Agreement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings ascribed thereto in the Warrant Agreement.

This letter confirms that the Company has agreed that the exchange right set forth in Section 9(a) of your Warrant Agreement shall apply to any form of warrant to purchase Ordinary Shares that may be issued in an IPO by the Company and shall not be limited to warrants having a New Exercise Price that is less than the Exercise Price under your Warrant Agreement. In consideration of the Company agreeing to this change, you agree to execute any customary lock-up agreement that the Company requests you to execute in connection with an IPO. By signing this letter below, you also acknowledge that you if you do not exercise the exchange right in Section 9(a) of your Warrant Agreement by the deadline thereof (i.e., 180 days after trading of Oxbridge securities commences), then your warrants will not be publicly tradeable.

If you are in agreement with the foregoing, please sign below to indicate your assent. Upon your signature, this letter will constitute an amendment to your Warrant Agreement.

Sincerely,

Jay Madhu,

Chief Executive Officer

Acknowledged and Agreed this

    day of                    , 2014

By:
Name:
Title: